Exhibit 99.1

Press Release

Eltek Announces Repayment Of Its Bank Debt And Acceleration Of Its Current Investments In Production Equipment.

Petach-Tikva, Israel, June 27, 2023 Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that it repaid the balance of its $1.7 million  of bank debt. As of June 27, 2023 the Company’s cash balance is $7 million. In addition, the Company has decided to accelerate its current investments in production equipment.

“Our cash flows from operating activities together with the cash we received from our insurance carrier have allowed us to repay the balance of our bank debt, which will reduce our interest expenses going forward. We are pleased that our strong cash position has enabled us to repay our bank debt, expedite our current investments in production equipment in order to meet the current high demand for our products and to continue with our $15 million accelerated investment plan, ” said Eli Yaffe, CEO of Eltek.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023